
Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Map data ©2020 Google
Camino Brewing Co.

Brewery

718 S. First Street
San Jose, CA 95113
Get directions
Open until 8:00 PM
View all opening hours
View Website
Connect with us
This is a preview of your investment opportunity. Continue your application
INVESTMENT OPPORTUNITY
Camino Brewing Co. is seeking investment to expand distribution.
Generating RevenueExpanding Location
Early Investor Bonus: The investment multiple is increased to 1.75× for the next $25,000 invested.
Profile
Pitch
Data
Discussion
This is a preview. It will become public when you start accepting investment.
Business Overview

The Camino Brewing Company makes delicious handcrafted beverages inspired by the Founders 1,900 mile pilgrimage journey on the Camino de Santiago pilgrimage trail. In addition to the brewery, the company owns and operates a taproom and beer garden, compliant with COVID-19 rules and regulations.

The Team
Nathan Poulos
Co-Founder and Chief of Operations

Nathan was a criminal defense attorney for almost two decades, there is no better advocate for the beers that he creates. When it comes to repairing the tanks, or building the tables, there is no one better. And when it comes to giving the people what they want in delicious and drinkable craft beverages, there is no one better.

Allen Korenstein
Co-Founder and CEO

Allen was an advocate and attorney for almost two decades before falling in love with the world of craft beer. His entreprenurial spirit, capacity to lead, hard work, and ability to connect with talented and skilled craftspersons, proven leadership to grow the Camino brand and enter market opportunities like Whole Foods, Costco, and Stone Distr.

Kimberly Pollock
Head of Production

Kimberly Pollock, a former brewer at 21st Amendment Brewing Company, one of the top 50 breweries in the US., comes to Camino in order to lead production and achieve distribution goals. Kim has brewed on a system 10X larger than Camino, and has brewed 40,000

BBLS per week. She has a degree and science background from UC Davis, a former geologist who cares most about quality control and producing a consistent drinkable craft beverage.

Patrick McClain
Sales and Distribution Manager

Patrick comes to Camino after 5 years with Delta Pacific Distribution Co. While with Delta Pacific, Patrick served hundreds of accounts, maintained relationships, ensured customer satisfaction, and is currently the lead point person on the Camino team with Stone Distr. Patrick has opened new market opportunities like Nob Hill Markets, and he's just getting started.

Erik Annonson
Retail General Manager

Erik has been Camino's taproom manager since 2018. Since starting with the company Erik has assumed greater responsibility including managing payroll, POS systems, server staff in both the taproom and Camino's new outdoor beer garden and court yard. Additionally, Erik manages the online store and inventory.

Lori Scott
CFO

Lori is an experienced controller and CFO with more than 20 years or experience with Silicon Valley companies and distribution companies, She has helped to scale companies to seven countries, and taken one company's 1M annual revenue to 70M. Lori loves Camino beer and more importantly loves a tightly run ship. She is holding Camino accountable so that the brewery can continue to make great beer for as many fans as possible.

Shawn Scott
Brand Manager

Shawn Scott, formerly Director at Gamut SF, is a talented brand designer and brand asset manager who has designed some of the most interesting and amazing craft breweries in the U.S. including Golden Road, Drake's, Fieldworks, Rhinegiest, Magnolia, and Camino.

This is a preview. It will become public when you start accepting investment.
Online Ordering
Order Online
This is a preview. It will become public when you start accepting investment.

Our story begins when Nate and I took a break from law school, and began a 1,900 cycling journey to the Camino de Santiago pilgrimage trail in the north of Spain. Completing this spiritual and physically strenuous journey gave us a new found appreciation for life, and a firm belief that anything is truly possible.

Our experience, the stories, and lore that we came home with became the DNA for the creation of our brand. Camino is proof of the power of a great story. With a Camino beer in hand, the story becomes a conversation starter, the something special that grabs the attention.

We began with a capital raise of just under 2 million from local bay area investors. Our award winning Cafe con Leche with Chromatic Coffee, a Coffee Sweet Milk Stout made a splash, receiving Bay Area local press:

https://www.sfchronicle.com/wine/article/Five-awesome-new-Northern-California-breweries-to-13562077.php

https://www.mercurynews.com/2018/04/27/discovering-san-joses-el-camino-real-of-beer/

https://thebolditalic.com/south-bay-breweries-and-gastropubs-open-ff0f51865985

https://www.mercurynews.com/2019/11/27/san-joses-camino-brewing-offering-a-lyft-with-new-beer/

https://hoodline.com/2018/03/camino-brewing-co-opening-new-taproom-in-downtown-san-jose

https://thebolditalic.com/10-bay-area-breweries-that-will-deliver-during-shelter-in-place-4d7d8a2a9a59

So we expanded to three other core brands that people really seemed to love, and then Stone Distr. became our distributor throughout Santa Clara County. Today, our handcrafted beers are sold at Whole Foods Markets, New Seasons, Total Wine & More, Nob Hill Markets, Eureka Burger, and many others.

Having made it through Covid-19, Fire, and Smoke, we decided that the people needed a place to rest, renew, and take a little comfort-a refuge of sorts. So we opened a 5,000 sq ft. historic outdoor courtyard and beer garden that for over 100 years was the longest running bicycle shop in west coast history-The Faber's Cyclery. The beer garden is carefully designed for safe social distance drinking and dining, consistent with Covid-19 measures.

Beer is also available to go. You can order Camino Beer online at www.caminobrewingshop.com, and we ship all across the state of CA.

We chose Mainvest so that we could expand production to meet demand in the Santa Clara County Market. We want to expand availability of several popular brands including North East by West, a northeast style IPA, Cafe Con Leche sweet milk stout, (2018 Best in Show Winner), Pale Rider, a citrus infused pale ale, and Agua Fresca, a gose ale infused with cucumber, mint, and lime.

We are ready to go! We just hired a new head of production, Kimberly Pollock, a former brewer at 21st Amendment Brewing Company, one of the top 50 breweries in the US. Kim is super excited to meet you. Capital raised on Mainvest will help the brewery grow by purchasing equipment, expanding production, and opening distribution channels throughout the state of CA. Join us! Let's take this high road together.

Cheers,

The Founders,

Nathan and Allen

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$25,000

TARGET

$150,000

MAXIMUM

This investment round closes on September 14, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Renovating Location $17,000
Production Expansion $5,000
Product Development $1,500
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name Camino Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.75×
Investment Multiple 1.5×
Business's Revenue Share 0.1%-0.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,536,332 $3,770,431 $5,716,220 $6,002,031 $6,182,091
Cost of Goods Sold $913,916 $1,462,265 $2,339,625 $2,500,000 $2,750,000
Gross Profit $1,622,416 $2,308,166 $3,376,595 $3,502,031 $3,432,091

EXPENSES

General Brewery Expenses $309,420 $495,072 $792,115 $800,000 $825,000
Labor $309,760 $693,862 $792,985 $800,000 $825,000
Finance Costs $61,060 $97,696 $156,313 $175,000 $175,000
Taxes & Licenses $2,980 $4,768 $7,628 $8,000 $8,000
Unsecured Property $20,000 $20,000 $20,000 $20,000 $20,000
Selling Expense - Reimbursed $8,420 $13,472 $21,555 $22,000 $22,000
Insurance $9,920 $15,872 $25,395 $30,000 $30,000
Payroll Tax $31,180 $49,888 $79,820 $80,000 $82,000
Operating Profit $869,676 $917,536 $1,480,784 $1,567,031 $1,445,091
This information is provided by Camino Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Historical milestones

Camino Brewing Company, LLC. has been operating since April 2018 and has since achieved the following milestones:

Opened Taproom and Brewery location in San Jose, CA

Achieved revenue of $514,298.81 in 2018, which then grew to $710,201.27 in 2019.

Had Cost of Goods Sold (COGS) of $215,560.32, which represented gross profit margin of 58% in 2018. COGS were then $148,995.21 the following year, which implied gross profit margin of 79%.

Forecasted milestones

Camino Brewing Company, LLC. forecasts the following milestones:

Secure lease for expanded outdoor courtyard and beer garden in San Jose, CA by September, 2020.

Hire for the following positions by September 2020: [Position 1: Experienced Head of Production, brought over from 21st Amendment Brewery, 26th largest brewery in the US.

Achieve $2,536,332.00 revenue per year by 2021.

Achieve $869,676.00 net profit per year by 2021.

Achieve $3,770,431.20 revenue per year by 2022.

Achieve $917,535.20 net profit per year by 2022.

Achieve $5,716,219.92 revenue per year by 2023.

Achieve $1,480,780.56 net profit per year by 2023.

Risk Factors
Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Camino Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Changes in Economic Conditions Could Hurt Camino Brewing Co.

Factors like Covid-19, CA Fires, global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Camino Brewing Co.'s financial performance or ability to continue to operate. In the event Camino Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Camino Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Camino Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Camino Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Camino Brewing Co.'s financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Camino Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although Camino Brewing Co. will carry some insurance, Camino Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Camino Brewing Co. could incur an uninsured loss that could damage its business.

Lack of Ongoing Information

Camino Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Camino Brewing Co. is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Camino Brewing Co.'s management will coincide: you both want Camino Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Camino Brewing Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Camino Brewing Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Camino Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Reliance on Management

As a securities holder, you will not be able to participate in Camino Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Camino Brewing Co.. Furthermore, if the founders or other key personnel of Camino Brewing Co. were to leave Camino Brewing Co. or become unable to work, Camino Brewing Co. (and your investment) could suffer substantially.

The Company Might Need More Capital

Camino Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Camino Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Camino Brewing Co. or management), which is responsible for monitoring Camino Brewing Co.'s compliance with the law. Camino Brewing Co. will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Camino Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Camino Brewing Co. is significantly more successful than your initial expectations.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Camino Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Camino Brewing Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

Camino Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Camino Brewing Co., and the revenue of Camino Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

This information is provided by Camino Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.